Exhibit 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 26-10	MARCH 20, 2026

	Trading Symbol:	TSX Venture-CANX

CANEX METALS ANNOUNCES THE

NUMBERS OF GOLD BASIN SHARES TAKEN UP BY CANEX METALS

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) is issuing this news release to correct its announcement dated February 10, 2026 (the “Original Release”) regarding the number of common shares in the capital of Gold Basin Resources Corporation (“Gold Basin”)(“TSX.V:GXX) (the “Gold Basin Shares”) validly deposited (and not withdrawn) under its offer to purchase all of the Gold Basin Shares (the “Offer”).

The revision to the number is due to the determination of deficiencies in certain tenders by Gold Basin’s transfer agent, which was delayed by Gold Basin’s failure to have a transfer agent in place at the time of expiry of the Offer and the need for CANEX to obtain a court order to re-engage Gold Basin’s transfer agent. These deficiencies included the inability to process estate transfers and replace share certificates on a timely basis for Gold Basin shareholders.

The Original Release stated that a total of 73,026,822 Gold Basin Shares, representing 54.04% of the issued and outstanding Gold Basin Shares, had been validly deposited (and not withdrawn) under its Offer. Due to the deficiencies noted above, CANEX took up a total of 70,088,199 Gold Basin Shares, representing 51.86% of the issued and outstanding Gold Basin Shares, and issued 41,492,194 common shares of CANEX to the Gold Basin shareholders.

CANEX and Laurel Hill Advisory Group have been working with Gold Basin shareholders who made deficient deposits to the Offer to help them get replacement share certificates or proper estate transfer documentation so they can participate in a potential future Subsequent Acquisition Transaction (as such term is defined in the offer and accompanying take-over bid circular of CANEX dated August 28, 2025, as amended).

EARLY WARNING DISCLOSURE

An amended early warning report will be filed on SEDAR+ reflecting this change.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing its 100% owned Gold Range Project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range Project is a compelling early-stage opportunity for investors. CANEX has acquired 52% and a controlling interest in Gold Basin Resources Corporation, a company with a large and advanced gold project directly adjacent to Gold Range. CANEX is working toward a full combination with Gold Basin to unlock the potential of the very large and highly prospective advanced gold district. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert, President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. Notice

The Offer is being made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Offer materials, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, in accordance with applicable law. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Offer or passed upon the adequacy or accuracy of the Offer materials. Any representation to the contrary is a criminal offense.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “potential”, “opportunities” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things: the correction of the deficient deposits to the Offer; the intention to complete a Subsequent Acquisition Transaction for the privatization of Gold Basin; and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those risks described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX Shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements, except as required by applicable laws.